January 31, 2022

VIA EDGAR

Holly Hunter-Ceci, Esq.

David Manion

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SLR Investment Corp.

Registration Statement on Form N-14

Filed on December 16, 2021 (File No. 333-261675)

Dear Ms. Hunter-Ceci and Mr. Manion:

On behalf of SLR Investment Corp. (“SLRC”), set forth below are SLRC’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to SLRC on January 12, 2022, January 13, 2022 and January 26, 2022 with respect to SLRC’s registration statement on Form N-14 (File No. 333-261675), filed with the Commission on December 16, 2021 (the “Registration Statement”), and the joint proxy statement/prospectus included therein (the “Joint Proxy Statement/Prospectus”). The Staff’s comments are set forth below and are followed by SLRC’s responses. When revisions to the Registration Statement are referenced in the below responses, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith. Capitalized terms used herein are defined in the Joint Proxy Statement/Prospectus.

Accounting Comments

1.	Comment: On page 9 of the Joint Proxy Statement/Prospectus, in the Q&A titled “Will SLRC and SUNS incur expenses in soliciting proxies?”, please fill in the estimated expenses for proxy distribution.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

2.

Comment: Footnote 1 to the Capitalization table on page 37 of the Joint Proxy Statement/Prospectus refers to “estimated transaction expenses.” Please add disclosure to clarify what this language is intended to refer to. Specifically, does it refer just to the expenses related to completing the Mergers or does it also include expenses in connection with repositioning the portfolio, if applicable, after the closing of the Mergers?

January 31, 2022

Response: SLRC has revised footnote 1 to the Capitalization table of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

3.

Comment: Page 49 of the Joint Proxy Statement/Prospectus discusses the reasons for the Mergers and related board considerations. In correspondence, please address whether the SUNS Board considered the potential market value and differential between the trading price discounts for SLRC and SUNS and the related impacts on SUNS Stockholders based on the Exchange Ratio calculation. The differential in market prices could result in SUNS Stockholders receiving less than market value for their shares.

Response: SLRC advises the Staff on a supplemental basis that the SUNS Special Committee considered the potential market value and differential between the trading price discounts for SLRC and SUNS and the related impacts on SUNS Stockholders based on the Exchange Ratio calculation, including the differential in market prices that could result in SUNS Stockholders receiving less than market value for their shares.

4.

Comment: In correspondence, please address whether the Boards discussed the benefits that SCP would experience from the Mergers, including with respect to increased management fees and potential increases in incentive fees due to the incorporation of the SUNS portfolio into an entity that is currently earning its incentive fee.

Response: SLRC advises the Staff on a supplemental basis that the SLRC Special Committee and the SUNS Special Committee discussed the benefits that SCP would experience from the Mergers, including, among all other considerations, increased management fees and potential increases in incentive fees due to the incorporation of the SUNS portfolio into an entity that is currently earning its incentive fee.

5.

Comment: In correspondence, please address whether the Boards considered the impact of the discounts to be applied to the SUNS portfolio due to the accounting treatment and the additional incentive fees that could be earned due to the accretion of the additional discounts or capital gains if any investments are sold.

Response: SLRC advises the Staff on a supplemental basis that SCP confirmed to the SLRC Board and the SUNS Board that it had no intention of charging or receiving incentive fees, if applicable, on any incremental discounts that may be created from any accounting treatment applied to the SUNS portfolio as a result of the Mergers.

6.

Comment: On page 53 of the Joint Proxy Statement/Prospectus, under the heading “Expected Accretion to Net Investment Income,” there is a reference to a reduced annual base management fee rate, but SLRC’s base management fee rate is higher than that of SUNS. Please add clarifying disclosure or explain in correspondence why this disclosure is correct.

January 31, 2022

Response: SLRC respectfully advises the Staff that this disclosure is correct because SCP has voluntarily agreed, effective upon the Closing, to a permanent reduction of the annual base management payable by SLRC to SCP by 25 basis points. This disclosure is referring to that permanent reduction, which therefore will increase the net investment income of SLRC.

7.

Comment: On page 53 of the Joint Proxy Statement/Prospectus, under the heading “Expected Dividend Accretion,” please add disclosure to further explain the causes of the expected dividend accretion. GAAP creates a discount on the SUNS portfolio coming into SLRC, so that will either be additional income accretion or capital gains, depending on how assets are sold. Please also add an estimate of what the expected dividend accretion will be at a point in time in the future and any potential incentive fees to be paid on that accretion (income or capital gains).

Response: SLRC respectfully advises the Staff that the expected dividend accretion would come primarily by SUNS Stockholders benefitting from SLRC’s larger and generally higher yielding portfolio, relative to SUNS, as described in the Joint Proxy Statement/Prospectus, and that SCP has no intention of charging or receiving incentive fees, if applicable, on any incremental discounts that may be created from any accounting treatment applied to the SUNS portfolio as a result of the Mergers.

8.	Comment: In correspondence, please advise the Staff whether any portfolio repositioning is anticipated prior to the Mergers. If so, additional disclosures may be necessary.

Response: SLRC respectfully advises the Staff that no active portfolio repositioning is currently expected by SLRC and SUNS prior to or upon completion of the Mergers.

9.

Comment: On page 58 of the Joint Proxy Statement/Prospectus, in KBW’s financial analysis, the SLRC and SUNS per share NAVs differ from the per share NAVs reported at September 30 and disclosed elsewhere in the N-14. Please add disclosure to clarify whether expenses of the Mergers or other assumptions have been included in the per share NAVs disclosed on page 58.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

10.

Comment: On page 58 of the Joint Proxy Statement/Prospectus, in KBW’s financial analysis, should the Exchange Ratio be based on the disclosed per share NAVs of 0.7761 instead of 0.7763? If so, please revise accordingly. If not, please explain the calculation in correspondence.

Response: SLRC respectfully advises the Staff on a supplemental basis that the Exchange Ratio was based on the publicly reported net asset values as of September 30, 2021 for each of SLRC and SUNS adjusted for estimated transaction costs. That calculation resulted in the Exchange Ratio presented out to four decimal places of 0.7763x ((SUNS: $252,408,940.60 - $1,400,000 = 251,008,940.60 / 16,049,034 = $15.64013) divided by (SLRC: $853,489,972.67 - $2,100,000 = 851,389,972.67 / 42,260826 = $20.14608)).

January 31, 2022

11.

Comment: On page 72 of the Joint Proxy Statement/Prospectus, in Houlihan Lokey’s financial analysis, disclosure indicates that Houlihan Lokey used Adjusted September 30 NAVs. Please explain in correspondence what adjustments were used, and make any changes in the disclosure as necessary.

Response: SLRC respectfully advises the Staff that the Adjusted September 30 NAVs were solely adjusted for estimated transaction expenses, which is disclosed in the definition of Adjusted September 30 NAVs on page 75 of the Joint Proxy Statement/Prospectus.

12.

Comment: On page 96 of the Joint Proxy Statement/Prospectus, under the heading “Expenses and Fees,” please add a numeric estimate of expenses and fees to be incurred by SLRC and SUNS in connection with the Mergers.

Response: SLRC has revised page 102 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

13.

Comment: Please add a discussion of how the Mergers will be accounted for under ASC 805-50. ASC 805-50 is applicable to publicly-traded Business Development Companies because the market value of Business Development Company shares on a stock exchange constitutes the most readily available valuation.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

14.

Comment: In correspondence, please explain to the Staff the treatment of any incentive fees that may be earned due to gains associated with the purchase discount and/or accretion of a discount applied to the SUNS portfolio as a result of ASC 805-50 accounting treatment.

Response: SLRC advises the Staff on a supplemental basis that SCP confirmed to the SLRC Board and the SUNS Board that it had no intention of charging or receiving incentive fees, if applicable, on any incremental discounts that may be created from any accounting treatment applied to the SUNS portfolio as a result of the Mergers.

Legal Comments

1.

Comment: There are several instances in the Joint Proxy Statement/Prospectus in which filings that are incorporated by reference do not have corresponding hyperlinks to the relevant EDGAR filing. Please confirm that hyperlinks to each such filing that is incorporated by reference will be included as required by the Investment Company Act of 1940, as amended (the “Investment Company Act”) and the Securities Act of 1933, as amended. Please also file a form of proxy card as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

January 31, 2022

Response: SLRC has revised the Joint Proxy Statement/Prospectus to include hyperlinks to each EDGAR filing that is incorporated by reference and has filed a form of proxy card for each of SLRC and SUNS as an exhibit to the Registration Statement.

2.

Comment: Please confirm in correspondence that SLRC has complied with Rule 17a-8 under the Investment Company Act. Please also explain why the Mergers will not be dilutive to stockholders. Please discuss in correspondence whether the quorum and approval thresholds for the Mergers should meet the Investment Company Act requirements described in Section 2(a)(42). We note that the Mergers do not appear to meet the exemption provided under Rule 17a-8(a)(3)(ii).

Response: SLRC advises the Staff on a supplemental basis that the Mergers comply with all requirements of Rule 17a-8 under the Investment Company Act.

Under Rule 17a-8(a)(1), the surviving company in the merger must be a registered investment company or Business Development Company. In this case, SLRC is the surviving company and is a Business Development Company.

Under Rule 17a-8(a)(2), the board of directors of the participating Business Development Companies (including a majority of the independent directors), must determine that (A) participation in the merger is in the best interests of the company, and (B) the interests of the company’s existing shareholders will not be diluted as a result of the merger. Guidance from the SEC discusses certain factors that may be relevant to a board in making these determinations. In addition, the remaining provisions of Rule 17a-8(a)(2) require certain procedural requirements with respect to the board’s process in making these determinations. Under Rule 17a-8(a)(2)(ii), the directors must request and evaluate such information as may reasonably be necessary to their determinations and they must consider and give appropriate weight to all pertinent factors. Under Rule 17a-8(a)(2)(iii), the directors, in making the determination under Rule 17a-8(a)(2)(i)(B), must have approved procedures for the valuation of assets to be conveyed by each Eligible Unregistered Fund (as such term is defined in Rule 17a-8(b)).1 Under Rule 17a-8(a)(2)(iv), the determinations under Rule 17a-8(a)(2)(i)(A) and (B) and the bases thereof, including the factors considered pursuant to Rule 17a-8(a)(2)(ii), must be recorded fully in the minute books of the merging companies.

As discussed in the Joint Proxy Statement/Prospectus under the heading “The Mergers—Background of the Mergers,” the SLRC Board and the SLRC Special Committee held multiple virtual and telephonic meetings to discuss and evaluate the proposed Mergers. After evaluating such information as the SLRC Board and SLRC Special Committee deemed necessary and after considering and giving appropriate weight to all pertinent factors, the SLRC Board and the SLRC Special Committee determined that (i) participation in the Mergers was in the best interest of SLRC and (ii) the interests of SLRC’s existing stockholders would not be diluted as a result of the Mergers, in accordance with Rule 17a-8(a)(2) of the 1940 Act.

[1]	Rule 17a-8(a)(2)(iii) is not applicable to the Mergers because there is no Eligible Unregistered Fund involved.

January 31, 2022

As discussed in the Joint Proxy Statement/Prospectus under the heading “The Mergers—Background of the Mergers,” the SUNS Board and the SUNS Special Committee held multiple meetings to discuss and evaluate the proposed Mergers. After evaluating such information as the SUNS Board and SUNS Special Committee deemed necessary and after considering and giving appropriate weight to all pertinent factors, the SUNS Board and the SUNS Special Committee determined that (i) participation in the Mergers was in the best interests of SUNS and (ii) the interests of SUNS’s existing shareholders would not be diluted as a result of the Mergers, in accordance with Rule 17a-8(a)(2) of the 1940 Act.

The processes undertaken and determinations made by each of the SLRC Board and the SUNS Board have satisfied the applicable requirements of Rule 17a-8(2).

Under Rule 17a-8(a)(3), participation in the merger must be approved by the stockholders of any merging company that is not a surviving company. In this case, SLRC is the surviving company, so Rule 17a-8 does not require approval by the stockholders of SLRC.

Because SUNS is not the surviving company, Rule 17a-8(a)(3) requires stockholder approval by the vote of a majority of the outstanding voting securities of SUNS, absent compliance with the exception under Rule 17a-8(a)(3). This exception is not applicable to SUNS because the SUNS Investment Advisory Agreement is materially different from the SLRC Investment Advisory Agreement, and thus the condition in Rule 17a-8(a)(3)(ii) is not satisfied. As a result, Rule 17a-8 requires approval by the stockholders of SUNS. Per Rule 17a-8 and the state law requirements for stockholder approval discussed in the Joint Proxy Statement/Prospectus, the parties have conditioned the Mergers on such approval

Additionally, SLRC respectfully advises the Staff that the quorum and approval thresholds for the Mergers do meet the Investment Company Act requirements described in Section 2(a)(42). Maryland law requires that the Mergers be approved by the majority of the outstanding shares of SUNS Common Stock, whereas Section 2(a)(42) requires the lesser of (i) 67% of the outstanding shares of SUNS Common Stock present at the SUNS Special Meeting, if more than 50% of the outstanding shares of SUNS Common Stock are present at the SUNS Special Meeting or (ii) more than 50% of the outstanding shares of SUNS Common Stock. Therefore, the Maryland law approval threshold is equivalent to the higher of the two prongs in the Section 2(a)(42) approval threshold, and satisfying the Maryland law approval threshold will automatically satisfy the Section 2(a)(42) approval threshold.

3.

Comment: In the fourth paragraph of SLRC’s “Dear Stockholder” letter, please disclose the number of shares issuable pursuant to the Exchange Ratio as of a recent date and the implied market value dilution, if any. Please also disclose the per share NAV and closing share price for each of SLRC and SUNS as of the same recent date. To the extent that either SLRC or SUNS generally trades at a significantly greater discount to NAV, please discuss the impact of that discount to that company’s stockholders as well as how the SLRC Board and SUNS Board, as applicable, considered that factor in connection with their approvals of the Mergers.

January 31, 2022

Response: SLRC has revised the fourth paragraph of its “Dear Stockholder” letter to disclose the number of shares issuable pursuant to the Exchange Ratio and the per share NAVs and closing share prices for each of SLRC and SUNS as of September 30, 2021 in response to the Staff’s comment.

SLRC respectfully advises the Staff that it does not believe it is appropriate (and could potentially be confusing to stockholders) to discuss implied market value dilution in the context of a stock-for-stock merger where the consideration is based on the per share NAVs of each company involved (and not their respective market values).

SLRC also respectfully advises the Staff that neither SLRC nor SUNS generally trades at a significantly greater discount to NAV than the other. Specifically, SLRC compared the trading premiums (discounts) disclosed on pages 119 and 120 under the section entitled “Market Price, Dividend and Distribution Information” of the Joint Proxy Statement/Prospectus in support of such conclusion. Such information is provided for each of SLRC and SUNS in each quarter of the 2020 fiscal year and the first three quarters of the 2021 fiscal year.

4.

Comment: Please disclose that SUNS Stockholders may receive a lower value for their shares as part of the Mergers as compared to selling their shares at market prices, or explain to the Staff why such disclosure is not appropriate.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

5.

Comment: Please confirm in correspondence whether the permanent reduction in the annual base management fee payable by SLRC to SCP is contractual and whether the SLRC Investment Advisory Agreement has been amended and restated. If so, please revise the disclosure accordingly throughout the Joint Proxy Statement/Prospectus and include the advisory agreement as an exhibit.

Response: SLRC respectfully advises the Staff that the permanent reduction in the annual base management fee payable by SLRC to SCP will be effectuated pursuant to a letter agreement to be entered into by and between SLRC and SCP in connection with the closing of the Mergers, and that the SLRC Investment Advisory Agreement will therefore not be amended and restated. The permanent reduction in the annual base management fee and corresponding letter agreement are clearly disclosed throughout the Joint Proxy Statement/Prospectus, and the letter agreement is attached as Annex D to the Joint Proxy Statement/Prospectus.

January 31, 2022

6.

Comment: The disclosure in the Joint Proxy Statement/Prospectus regarding the impact of SLRC’s comparatively higher advisory fees on SUNS Stockholders should be made more prominently clear to ensure that SUNS Stockholders understand the proposal and make an informed voting decision. Specifically, in the last paragraph on the first page of the SUNS “Dear Stockholder” letter, please add the following disclosure in bold text: “Notwithstanding the reduction of the annual base management fee, SUNS Stockholders will pay more management fees as SLRC Stockholders if the Mergers are approved.” Please also highlight the impact of the incentive fee payable by SLRC to SCP as compared to the incentive fee payable by SUNS to SCP.

Response: SLRC has revised the SUNS “Dear Stockholder” letter in response to the Staff’s comment.

7.

Comment: We note that certain of the Q&As and other disclosure in the Joint Proxy Statement/Prospectus contains legalistic language that may inhibit stockholder understanding. Please revise the disclosure throughout to be clear, concise and in plain English.

Response: SLRC has revised the disclosure throughout the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

8.

Comment: Please revise the answer to the Q&A titled “Why am I receiving these materials?” on page 4 of the Joint Proxy Statement/Prospectus to also briefly describe the Mergers, including the economic and business reasons for the Mergers at this time as context for the answer provided.

Response: SLRC has revised the answer to the Q&A titled “Why am I receiving these materials?” in response to the Staff’s comment.

9.

Comment: We note that the reference to the SLRC Special Committee in the answer to the Q&A titled “How does the SLRC Board recommend voting on the proposal at the SLRC Special Meeting?” on page 4 of the Joint Proxy Statement/Prospectus is the first time that the special committees are identified in the Joint Proxy Statement/Prospectus and that the stockholder letters do not describe them in any detail. Accordingly, please describe the composition and purpose of the special committees either in this Q&A or in other Q&As. In this regard, please describe each special committee’s scope of authority, including whether it could reject or recommend other alternatives to the Mergers.

Response: SLRC has added new Q&As titled “Q: Did the SLRC Special Committee recommend that the SLRC Board approve the Mergers?” and “Q: Did the SUNS Special Committee recommend that the SUNS Board approve the Mergers?” on page 4 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

10.

Comment: Please confirm in correspondence that a virtual meeting is permitted under each of SLRC’s and SUNS’s governing documents and Maryland law. In your response, please cite to the specific governing documents and Maryland law. In addition, if there are any changes to the meeting format that might negatively impact a stockholder’s ability to participate fully, please disclose the changes and the reasons for them in the Joint Proxy Statement/Prospectus.

January 31, 2022

Response: SLRC respectfully advises the Staff that under Section 2-503(b) of the MGCL, the board of directors of a Maryland corporation, if it is authorized to determine the place of a meeting of stockholders, “may determine that the meeting not be held at any place, but instead may be held partially or solely by means of remote communication . . . .” The Bylaws of each of SLRC and SUNS (See Article II, Section 1) authorizes the SLRC Board and the SUNS Board, respectively, to determine the place of a meeting. Further, Section 2-503(c) of the MGCL sets forth procedural requirements for a virtual meeting, including, among other things, that the “corporation implements reasonable measures to provide the stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read and hear the proceedings of the meeting substantially concurrently with the proceedings.” Each of SLRC’s and SUNS’s virtual meeting will comply with requirements set forth in the MGCL and, accordingly, SLRC does not believe that a virtual meeting will negatively impact a stockholder’s ability to participate fully, and has added corresponding clarifying disclosure to pages 6 and 7 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

11.

Comment: Please explain in correspondence how counting broker non-votes as “present” for quorum purposes is consistent with New York Stock Exchange Rule 452 given the non-routine nature of the proposals.

Response: SLRC advises the Staff on a supplemental basis that it does not believe that counting broker non-votes as “present” for quorum purposes is consistent with New York Stock Exchange Rule 452 given the non-routine nature of the proposals and has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment to make clear that SLRC does not expect any broker non-votes at the special meetings for either SLRC or SUNS.

12.	Comment: With respect to the Q&A titled “What will SUNS Stockholders receive in the Mergers?” on page 10 of the Joint Proxy Statement/Prospectus:

a.	Please consider including a graphic to illustrate the mechanics of the Mergers.

Response: SLRC has revised the Joint Proxy Statement/Prospectus to add a graphic in response to the Staff’s comment, and has included a cross-reference to such graphic in the Q&A titled “What will SUNS Stockholders receive in the Mergers?”

b.

Please revise the response to answer the question presented by explaining in clear, concise and plain English language that SUNS Stockholders will receive shares of the combined company and will no longer owns shares of SUNS Common Stock.

January 31, 2022

Response: SLRC has revised the response to the Q&A titled “What will SUNS Stockholders receive in the Mergers?” in response to the Staff’s comment.

13.

Comment: In the Q&A titled “Who is responsible for paying the expenses relating to completing the Mergers?” on page 11 of the Joint Proxy Statement/Prospectus, please more clearly disclose that SUNS and SLRC will be responsible for paying certain expenses and that, as a result, SUNS Stockholders and SLRC Stockholders will bear those costs.

Response: SLRC has revised the response to the Q&A titled “Who is responsible for paying the expenses relating to completing the Mergers?” in response to the Staff’s comment.

14.	Comment: With respect to the Q&A titled “How does SLRC’s investment objective, strategy and risks differ from SUNS’s?” on page 12 of the Joint Proxy Statement/Prospectus:

a.

The summary of material differences in the investment objectives, strategies and risks of SUNS and SLRC should be highlighted and explained in a manner that allows stockholders to appreciate how the nature of their investment (for example, with respect to strategies and allocations) and risks will change if they approve the Mergers. This information is essential to an informed voting decision and should be presented in a clear, concise and understandable way. Specifically, an example of a difference is that SUNS’s investment objective includes preservation of capital while SLRC’s investment objective includes capital appreciation. Please explain these differences and how they relate to each company’s portfolio holdings and risks.

Response: SLRC has revised the response to the Q&A titled “How does SLRC’s investment objective, strategy and risks differ from SUNS’s?” in response to the Staff’s comment.

b.	Please disclose whether any material portfolio repositioning is expected in connection with the Mergers and what the impact would be.

Response: SLRC respectfully advises the Staff that no active portfolio repositioning is currently expected by SLRC and SUNS prior to or upon completion of the Mergers.

c.

Please add disclosure to briefly explain what is meant by “exposure to broader investment strategies” and to explain what SLR Credit Solutions, SLR Equipment Finance and Kingsbridge Holdings, LLC do and how exposure to these investment strategies will change SUNS’s investment risk profile.

Response: SLRC has revised the response to the Q&A titled “How does SLRC’s investment objective, strategy and risks differ from SUNS’s?” in response to the Staff’s comment.

January 31, 2022

d.	In the third paragraph, please delete the reference to SCP and instead include a brief explanation of middle-market companies in the second sentence of that paragraph.

Response: SLRC has revised the response to the Q&A titled “How does SLRC’s investment objective, strategy and risks differ from SUNS’s?” in response to the Staff’s comment.

15.

Comment: In the Q&A titled “How will the combined company be managed following the Mergers?” on page 12 of the Joint Proxy Statement/Prospectus, please revise the response to answer the question presented. As an example, please disclose the debt-to-equity ratio that will be used going forward.

Response: SLRC has revised the response to the Q&A titled “How will the combined company be managed following the Mergers?” in response to the Staff’s comment.

16.

Comment: Please move any Q&A that is related to expenses of the Mergers to follow the Q&A titled “Who is responsible for paying the expenses relating to completing the Mergers?” on page 11 of the Joint Proxy Statement/Prospectus.

Response: SLRC has moved any Q&A that is related to expenses of the Mergers to follow the Q&A titled “Who is responsible for paying the expenses relating to completing the Mergers?” in response to the Staff’s comment.

17.

Comment: In the Q&A titled “If I’m an SLRC Stockholder, will my expenses increase as a result of the Mergers without a waiver or reimbursement?” on page 13 of the Joint Proxy Statement/Prospectus, please insert the actual and pro forma fee tables and expense examples from the Joint Proxy Statement/Prospectus and delete duplicative disclosure from the responses, or otherwise revise the disclosure to be more precise about how the fees are changing in connection with the Mergers. Please also disclose whether SCP will have the ability to recapture waived expenses.

Response: SLRC has revised the answer to the Q&A titled “If I’m an SLRC Stockholder, will my expenses increase as a result of the Mergers without a waiver or reimbursement?” in response to the Staff’s comment.

18.

Comment: The response to the Q&A titled “If I’m a SUNS Stockholder, will my expenses increase as a result of the Mergers without a waiver or reimbursement?” on page 13 of the Joint Proxy Statement/Prospectus does not clearly and prominently disclose that SUNS Stockholders will pay more for their investment if the Mergers are approved, even with the permanent management fee reduction. Please revise accordingly. We note that additional detail may be provided in the Joint Proxy Statement/Prospectus. In addition, the second paragraph of this Q&A does not adequately highlight that the incentive fees payable by SLRC to SCP generally may be higher than the incentive fees payable by SUNS to SCP. Please include a graphical representation to demonstrate the incentive fee structures and include corresponding disclosure in the Joint Proxy Statement/Prospectus.

January 31, 2022

Response: SLRC has revised the response to the Q&A titled “If I’m a SUNS Stockholder, will my expenses increase as a result of the Mergers without a waiver or reimbursement?” in response to the Staff’s comment.

19.

Comment: Please revise the Q&As titled “Did the SLRC Special Committee receive an opinion from the financial advisor to the SLRC Special Committee regarding the Exchange Ratio?” and “Did the SUNS Special Committee receive an opinion from the financial advisor to the SUNS Special Committee regarding the Exchange Ratio?” on page 15 of the Joint Proxy Statement/Prospectus to include disclosure describing what each financial advisor’s opinion covered rather than simply stating that the committees received an opinion.

Response: SLRC has revised the responses to the Q&As titled “Did the SLRC Special Committee receive an opinion from the financial advisor to the SLRC Special Committee regarding the Exchange Ratio?” and “Did the SUNS Special Committee receive an opinion from the financial advisor to the SUNS Special Committee regarding the Exchange Ratio?” in response to the Staff’s comment.

20.

Comment: On page 16 of the Joint Proxy Statement/Prospectus under “Summary of the Mergers,” please disclose the material differences in the investment objectives, strategies and risks of SLRC and SUNS rather than summarizing this information. Please also briefly describe each of SLRC’s and SUNS’s distribution procedures, purchase procedures, redemption procedures and exchange rights. Consider discussing these together, as the Q&As state that they are substantially identical and will not change as a result of the Mergers.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

21.	Comment: On page 17 of the Joint Proxy Statement/Prospectus under “Merger Structure,” please briefly disclose that the reorganization will occur in two separate mergers.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

22.

Comment: On page 19 of the Joint Proxy Statement/Prospectus under “Risks Relating to the Mergers,” please add a bullet explaining that expenses incurred by SUNS Stockholders will increase as a result of the Mergers, and the reason for such increase.

Response: SLRC has added a bullet on page 23 of the Joint Proxy Statement/Prospectus and a corresponding risk factor on page 32 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

January 31, 2022

23.

Comment: We note the following disclosure on page 20 of the Joint Proxy Statement/Prospectus: “SLRC and SUNS may, to the extent legally allowed, waive one or more conditions to the Mergers without resoliciting stockholder approval.” Please confirm in correspondence that SCP’s agreement to permanently reduce the annual base management fee payable by SLRC to SCP will not be waived without resoliciting stockholder approval of the Mergers.

Response: SLRC confirms to the Staff that SCP’s agreement to permanently reduce the annual base management fee payable by SLRC to SCP will not be waived without resoliciting stockholder approval of the Mergers.

24.

Comment: Please confirm in correspondence that the SLRC Investment Advisory Agreement will not undergo an assignment or change of control for purposes of Section 15 under the Investment Company Act in connection with the Mergers.

Response: SLRC confirms to the Staff that the SLRC Investment Advisory Agreement will not undergo an assignment or change of control for purposes of Section 15 under the Investment Company Act in connection with the Mergers.

25.

Comment: On page 22 of the Joint Proxy Statement/Prospectus under “Management of the Combined Company,” please add disclosure to clarify that the composition of the SLRC Board and the SUNS Board are identical and that the officers of SLRC and the officers of SUNS are also identical.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

26.

Comment: On page 22 of the Joint Proxy Statement/Prospectus under “Reasons for the Mergers,” please briefly highlight the underlying business and economic reasons that led to the discussions of a potential merger, deal terms and eventual approval.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

27.

Comment: On page 23 of the Joint Proxy Statement/Prospectus under “Reasons for the Mergers – SUNS,” please disclose as a material factor, if applicable, whether the SUNS Special Committee and the SUNS Board considered the higher management fee expenses that the SUNS Stockholders will experience if the Mergers are approved. If the SUNS Board and the SUNS Special Committee did not consider this as a material factor, please discuss in correspondence why they did not.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

January 31, 2022

28.

Comment: Page 25 of the Joint Proxy Statement/Prospectus indicates that changes in the market price of SLRC Common Stock may result from “inability to obtain any exemptive relief that may be required by SLRC from the SEC.” Please describe in correspondence what exemptive relief that SLRC believes may be required from the SEC. If SLRC does not anticipate applying for exemptive relief prior to the Closing Date, please delete this language.

Response: SLRC respectfully advises the Staff that it does not anticipate applying for any exemptive relief prior to the Closing Date, and has revised the disclosure of the Joint Proxy Statement/Prospectus accordingly.

29.

Comment: In the last sentence of the risk factor titled “Most SLRC Stockholders and SUNS Stockholders will experience a reduction in percentage ownership and voting power in the combined company as a result of the Mergers” on page 26 of the Joint Proxy Statement/Prospectus, after “certain restrictions in the Merger Agreement,” please include “and certain restrictions under the Investment Company Act for issuances at prices below the then-current NAV per share of SLRC Common Stock and SUNS Common Stock.”

Response: SLRC has revised the risk factor titled “Most SLRC Stockholders and SUNS Stockholders will experience a reduction in percentage ownership and voting power in the combined company as a result of the Mergers” in response to the Staff’s comment.

30.

Comment: In the risk factor titled “If the Mergers do not close, SLRC and SUNS will not benefit from the expenses incurred in pursuit of the Mergers” on page 27 of the Joint Proxy Statement/Prospectus, please disclose these expenses for each of SLRC and SUNS in the aggregate and on a per-share basis.

Response: SLRC has revised the risk factor titled “If the Mergers do not close, SLRC and SUNS will not benefit from the expenses incurred in pursuit of the Mergers” in response to the Staff’s comment.

31.

Comment: The risk factor titled “The market prices of SLRC Common Stock and SUNS Common Stock after the Mergers may be affected by factors different from those affecting such common stock currently” on page 29 of the Joint Proxy Statement/Prospectus includes language indicating that “SLRC’s business and SUNS’s business differ in some respects.” Please briefly highlight these differences.

Response: SLRC has revised the risk factor titled “The market prices of SLRC Common Stock and SUNS Common Stock after the Mergers may be affected by factors different from those affecting such common stock currently” on page 33 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

32.

Comment: In an appropriate place in the Joint Proxy Statement/Prospectus, please include a graphical representation and corresponding disclosure to demonstrate the effects of the SLRC and SUNS incentive fee structures rather than cross-referencing to the respective Form 10-Ks.

January 31, 2022

Response: SLRC has added a graphical representation and corresponding disclosure to demonstrate the effects of the SLRC and SUNS incentive fee structures to the response to the Q&A titled “If I’m a SUNS Stockholder, will my expenses increase as a result of the Mergers without a waiver or reimbursement?” on page 13 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

33.

Comment: Please describe in correspondence the impact, if any, of the LIBOR transition on the Mergers. The Staff is aware that some industry participants enter into intercreditor and other agreements in connection with unitranche loans, for example, that are separately negotiated between investors. If material, please advise the Staff whether these agreements are being transferred in connection with the Mergers, and if so, how.

Response: SLRC respectfully advises the Staff that the LIBOR transition is not expected to have a material impact on the Mergers, nor are any intercreditor or other similar agreements that may be transferred in connection with the Mergers expected to have a material impact.

34.

Comment: On page 43 of the Joint Proxy Statement/Prospectus, under “General Description of the Mergers,” please disclose that after the Mergers, SLRC will continue to be advised by SCP, will have the same investment objectives and strategies as it did before the Mergers, and will continue to trade on the NASDAQ Global Select Market under its same ticker symbol.

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

35.

Comment: We note that discussions of the Mergers, including the proposed fee structure in connection therewith, began in August 2021, but that SCP agreed to the permanent annual base management fee reduction in November 2021. Please disclose under “Background of the Mergers” the discussions regarding the permanent annual base management fee reduction that occurred between those dates.

Response: SLRC respectfully advises the Staff on a supplemental basis that it has considered the existing disclosure under “Background of the Mergers” and does not believe any additional disclosure is necessary as there were no SLRC Special Committee or SUNS Special Committee meetings between August 2021 and November 2021 at which the permanent annual base management fee reduction was substantively discussed.

36.

Comment: On page 54 of the Joint Proxy Statement/Prospectus under “Potential for Operational Synergies via the Elimination of Duplicative Expenses,” please disclose (i) that SUNS Stockholders will be paying more expenses as SLRC Stockholders and (ii) how the SUNS Special Committee and the SUNS Board evaluated this factor in general and in terms of operating expense synergies.

January 31, 2022

Response: SLRC has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

37.

Comment: On page 55 of the Joint Proxy Statement/Prospectus under “Other Considerations—Change in Investment Strategy,” please explain the differences between SLRC’s and SUNS’s investment objectives and strategies in more detail.

Response: SLRC has revised page 61 of the Joint Proxy Statement/Prospectus in response to the Staff’s comment.

38.

On page 125 of the Joint Proxy Statement/Prospectus under “Business of SLRC” and on page 142 of the Joint Proxy Statement/Prospectus under “Business of SUNS,” please add a description of the material differences between SLRC’s and SUNS’s investment objectives, strategies and risks. A hyperlink to the respective Form 10-Ks is not sufficient.

Response: SLRC has combined the sections “Business of SLRC” and “Business of SUNS” and added a description of the material differences between SLRC’s and SUNS’s investment objectives, strategies and risks in response to the Staff’s comment.

39.

Comment: The sections titled “Dividend Reinvestment Plan of SLRC” and “Dividend Reinvestment Plan of SUNS” appear substantially similar. Please combine these two sections and highlight the differences between them, if any.

Response: SLRC has combined the sections titled “Dividend Reinvestment Plan of SLRC” and “Dividend Reinvestment Plan of SUNS” in response to the Staff’s comment.

40.

Comment: The second paragraph under “Comparison of SLRC and SUNS Stockholder Rights” on page 177 of the Joint Proxy Statement/Prospectus includes disclosure that the material differences between SLRC and SUNS stockholder rights are the voting thresholds required for charter amendments. Please disclose whether these material differences have any impact on stockholder rights rather than discussing the provisions in a table.

Response: SLRC respectfully advises the Staff that it does not believe that there are material differences between the SLRC and SUNS voting thresholds required for charter amendments and, therefore, it has revised the disclosure under Comparison of SLRC and SUNS Stockholder Rights within the Joint Proxy Statement/Prospectus accordingly.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 625-3838 or Jennifer Howard at (202) 625-3696.

Sincerely,

/s/ Vlad Bulkin
Vlad Bulkin

January 31, 2022

cc:	Michael Gross / SLR Investment Corp.

Bruce Spohler / SLR Investment Corp.

Richard Peteka / SLR Investment Corp.

Jennifer Howard / Katten Muchin Rosenman LLP